Douglas Sabra 1801 Green Road, Suite E Pompano Beach, Fl 33064 Tel: (964) 360-6420 Fax: (954) 419-9735 Email: dsabra@forwardindustries.com

February 27, 2006

VIA FACSIMILE AND MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Attention: Ernest Greene

RE: SEC Comment Letter dated February 21, 2006

Dear Mr. Greene:

We have reviewed the comments included in the Staff's letter dated February 21, 2006 regarding our Form 10-QSB for the fiscal quarter ended December 31, 2005 (File No. 0-6669) filed by Forward Industries, Inc. ("Forward") with the Commission on February 2, 2006. Your original comments, which we have numbered for convenience of reference, and our responses thereto, keyed to the numbered comments, are provided below.

Staff Comment on Form 10-QSB for the fiscal quarter ended December 31, 2005

You indicate that revenue was adversely affected by the adoption of a sourcing, billing and payment arrangement for one of your OEM customers in which revenue is recognized only to the extent of the related gross profit on sales to the customer. However, in the prior year, the full sales price of the product to this customer was recognized as revenue. We have the following comments regarding the adoption of this new arrangement.

  [i]With reference to the indicators in EITF 99-19 and the specific terms of the sourcing, billing and payment arrangement, please address the specific facts and circumstances that resulted in the change from gross revenue reporting to net revenue reporting.

  [ii]Clarify why you adopted this new arrangement for one of your OEM customers.

  [iii]With reference to the typical terms of your other revenue arrangements, please support the gross revenue reporting for these arrangements as presented in your Form 10-K for the year ended September 30, 2005.

Forward's Response

i. This sourcing, billing, and payment arrangement pertains to a single customer's product and is unique to us in that this is our only customer located in China who requires VAT invoices in Renminbi for products distributed domestically in China.  Because Forward lacks the appropriate registrations and licenses in China to produce Renminbi-based VAT invoices, we must use an intermediary to invoice this customer.  During the fiscal year ended September 30, 2005 ("Fiscal 2005") and the three months ended December 31, 2005 (the "2006 Quarter"), the cell phone carrying case products in question were the only products we sold to this customer for distribution in China.

Under our original sourcing, billing, and payment arrangement, which was in place during the first three quarters of Fiscal 2005 and earlier, we used one of our Chinese suppliers, which is licensed to invoice in Renminbi domestically in China, as an intermediary to invoice and collect payment from this customer and remit payment to us in U.S. dollars.  This supplier did not manufacture or own the products and merely served as our billing and collection agent with respect to this customer.  Forward purchased the products from a different, unrelated supplier, retained title to the products and used the supplier/intermediary only to ship, invoice, and collect payment from our customer for the products and remit payment to us in U.S. Dollars, less an administration fee of eight percent.

ii.  During the third quarter of Fiscal 2005 we entered into negotiations with this supplier to establish a new sourcing, billing, and payment arrangement. Under the revised arrangement, which was effective for the entire fourth quarter of Fiscal 2005[1] our Chinese supplier/intermediary manufactures or purchases the products from unrelated third party suppliers, and thereby acquires ownership of the products, bears the risks and rewards of ownership of the products until received and accepted by the China customer, invoices the China customer, collects payment from the China customer in Renminbi, and remits payment to Forward in U.S. Dollars approximating 30% of the gross sales price (representing our gross profit), which we recognized as revenue on a net basis.

iii Under the arrangement in place during the 2006 Quarter, because Forward does not own the product, does not take title to the product, and does not bear the risks and rewards of ownership, we recognized revenue on a net basis only to the extent of the related gross profit on sales to this customer in accordance with EITF 99-19.  This situation would be similar to Forward receiving a sales commission on these transactions.  Under the arrangement in place during Fiscal 2005, Forward purchased the products from a different supplier, retained title to the product and bore the risks and rewards of ownership of the product until it had been received and accepted by our customer at its premises.  Accordingly, Forward recognized the full sales price of this product as gross revenue in accordance with EITF 99-19.  This reflects the revenue recognition policy that Forward applies with respect to sales of other products to all of its customers, including the customer in question for product sales outside of China.

As requested in your letter, Forward acknowledges that:

  Forward is responsible for the adequacy and accuracy of the disclosure in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Forward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

Douglas W. Sabra
Chief Financial Officer
Forward Industries, Inc.
(954) 360-6420

cc: Rufus Decker, Branch Chief
Jeanne Baker, Assistant Chief Accountant
Patrick Gannon, Kaufman, Rossin & Co., P.A.
Jerome E. Ball, Chief Executive Officer, Forward

[1] Forward did not discuss this change in our billing and collection arrangement in our Form 10-KSB filing in respect of Fiscal 2005, in light of the following considerations: (i) when we agreed to change the arrangement in May 2005, we still had on hand a substantial amount of product that we had purchased and owned under the original arrangement-it took until late June 2005 to sell that product, which was recognized at the full sales price of the product, less the administrative charge; (ii) under Form 10-KSB, small business issuers are not required to separately present results of operations for the fourth fiscal quarter, the first full quarter for which we recognized revenue from this customer on a net basis; and (iii) the amount of revenue that was recognized on a net basis in the fourth quarter of Fiscal 2005 was not material to our reported results of operations.  Given the reduced level of our sales in the 2006 Quarter, the impact of the revised arrangement on our reported revenues became material, and we elected to disclose the new arrangement.